SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Announces the Quarterly Information ended March 31, 2007 with Special Review Report of Independent Auditors" dated on March 31, 2007.

Quarterly Information

Telecomunicações de São Paulo S.A. -TELESP

Quarter ended March 31, 2007 with Special Review Report of Independent Auditors

(A free translation of the original issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

QUARTERLY INFORMATION

March 31, 2007

Contents

Review Report of Independent Auditors	1
Balance Sheets	2
Statements of Income	4
Notes to Quarterly Information	5
Management Comments on Consolidated Performance	50

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

(A free translation of the original issued in Portuguese)

To the Board of Directors and Shareholders

Telecomunicações de São Paulo S.A. - TELESP

São Paulo – SP

1.

We have conducted a special review of the Quarterly Information (ITR) (Parent Company and Consolidated) of Telecomunicações de São Paulo S.A – TELESP and its subsidiaries for the quarter and three-months period ended March 31, 2007, which comprised the balance sheet, the statements of income, the performance report and other relevant information, prepared under responsibility of the Company and subsidiaries’ management and in accordance with the accounting practices adopted in Brazil.

2.

Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Public Accountants - IBRACON, in conjunction with the Federal Accounting Council, mainly comprising: (a) inquiries of and discussions with the officials responsible for the Company and subsidiaries’ accounting, financial and operational areas, as to the main criteria adopted in preparing the quarterly information; and (b) review of information and subsequent events that had or might have had relevant effects on the Company and its subsidiaries’ financial position and operations.

3.

Based on our special review, we are not aware of any material modifications that should be made to the above mentioned Quarterly Information (Parent Company and Consolidated), for it to be in conformity with the accounting practices adopted in Brazil, applied consistently with the standards established by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), specifically applicable to the preparation of Quarterly Information.

São Paulo (SP), May 2, 2007 Ernst & Young Auditores Independentes S.S. CRC-2SP015199/O-6

Luiz Carlos Marques Accountant CRC-1SP147693/O-5

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

BALANCE SHEETS
March 31, 2007 and December 31, 2006
(In thousands of reais – R$)
(A free translation of the original issued in Portuguese)

	Parent Company		Consolidated

	03/31/07	12/31/06	03/31/07	12/31/06

Assets
Current assets	4,883,131	4,516,884	5,031,224	4,679,051

Cash and cash equivalents	406,352	112,256	478,364	213,036
Trade accounts receivable, net	3,089,958	3,220,205	3,196,479	3,278,047
Deferred and recoverable taxes	871,246	868,040	918,784	911,624
Inventories	86,601	81,391	86,896	81,655
Other recoverable amounts	64,017	77,406	74,411	81,979
Other assets	364,957	157,586	276,290	112,710

Noncurrent assets	13,144,049	13,469,693	13,195,844	13,466,829

Noncurrent assets	1,284,281	1,175,656	1,366,923	1,267,370

Deferred and recoverable assets	547,300	533,240	574,628	563,039
Capitalizable investments	263,138	200,000	263,138	200,000
Escrow deposits	392,259	382,236	393,407	383,194
Other	81,584	60,180	135,750	121,137

Investments	579,540	577,216	237,107	241,697

Property, plant and equipment, net	10,172,490	10,566,944	10,426,759	10,748,563

Intangible assets, net	830,319	854,310	877,483	902,913

Deferred charges	277,419	295,567	287,572	306,286

Total assets	18,027,180	17,986,577	18,227,068	18,145,880

	Parent Company		Consolidated

	03/31/07	12/31/06	03/31/07	12/31/06

Liabilities and shareholders’ equity
Current liabilities	6,579,225	6,122,664	6,762,051	6,261,573

Loans and financing	375,292	314,026	375,292	314,026
Debentures	1,515,540	1,514,514	1,515,540	1,514,514
Trade accounts payable	1,273,297	1,541,189	1,392,373	1,645,770
Taxes payable	961,467	914,399	1,011,785	956,415
Dividends and interest on
shareholders’ equity	1,356,119	653,222	1,356,119	653,222
Reserves, net	92,405	100,597	93,250	100,661
Payroll and related charges	145,478	186,620	157,059	202,233
Temporary losses on derivatives	315,055	316,318	315,055	316,318
Other	544,572	581,779	545,578	558,414

Noncurrent liabilities	950,563	1,253,799	967,625	1,274,193

Noncurrent liabilities	950,563	1,253,799	952,339	1,256,723
Loans and financing	166,447	509,618	166,447	509,618
Debentures	-	-	-	-
Taxes payable	45,935	45,953	45,935	45,953
Reserves, net	609,913	576,605	611,895	576,718
Reserve for post-retirement benefit
plans	76,768	74,930	76,861	75,023
Other	51,500	46,693	51,201	49,411

Deferred income	-	-	15,286	17,470

Shareholders’ equity	10,497,392	10,610,114	10,497,392	10,610,114
Capital	6,575,198	6,575,198	6,575,198	6,575,198
Capital reserves	2,669,811	2,669,729	2,669,811	2,669,729
Income reserves	659,556	659,556	659,556	659,556
Retained earnings	592,827	705,631	592,827	705,631

Total liabilities and shareholders’ equity	18,027,180	17,986,577	18,227,068	18,145,880

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

STATEMENTS OF INCOME
Quarters ended March 31, 2007 and 2006
(In thousands of reais – R$, except earnings per share)
(A free translation of the original issued in Portuguese)

	Parent Company		Consolidated

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	03/31/07	03/31/06	03/31/07	03/31/06

Gross operating revenue	5,107,706	5,013,088	5,340,804	5,110,937
Revenue deductions	(1,562,427)	(1,460,018)	(1,634,244)	(1,493,114)

Net operating revenue	3,545,279	3,553,070	3,706,560	3,617,823
Cost of services provided	(1,867,830)	(1,932,349)	(1,967,925)	(1,954,180)

Gross profit	1,677,449	1,620,721	1,738,635	1,663,643

Operating expenses	(783,179)	(667,632)	(833,029)	(706,079)

Selling	(529,742)	(454,746)	(543,547)	(470,198)
General and administrative	(261,121)	(227,038)	(282,933)	(239,271)
Equity in subsidiaries	3,135	9,826	(1,541)	(2,716)
Other operating income (expenses), net	4,549	4,326	(5,008)	6,106

Income from operations before financial
expenses, net	894,270	953,089	905,606	957,564
Financial expenses, net	(86,128)	(86,443)	(85,762)	(87,678)

Nonoperating income, net	101,011	5,905	101,287	5,916

Income before taxes	909.153	872,551	921,131	875,802
Income and social contribution taxes	(316,326)	(285,550)	(328,304)	(288,801)
Reversal of interest on shareholders’ equity	-	-	-	-

Net income	592,827	587,001	592,827	587,001

Number of shares outstanding at the end of
quarter (in thousands)	505,841	492,030

Earnings per share – R$	1.1719	1.1930

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION March 31, 2007 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

1.	Operations and Background

	a)	Shareholding control

Telecomunicações de São Paulo S.A. - Telesp, hereinafter referred to as the “Company” or “Telesp”, is headquarted at Rua Martiniano de Carvalho, 851, in the capital of the State of São Paulo. Telesp belongs to the Telefónica Group, telecommunications industry leader in Spain and present in several European and Latin American countries. At March 31, 2007, Telefónica S.A., the Group head company, held total indirect shareholding in the Company capital of 87.95%, 85.57% of which are common shares and 89.13% are preferred shares.

	b)	Operations

The Company renders fixed line telephone services in the São Paulo State under a Fixed Switch Telephone Service Concession Agreement – STFC granted by the National Telecommunications Agency – Anatel, which is in charge of regulating the telecommunications sector in Brazil (Note 1.c aforementioned). The Company has also authorizations from ANATEL, directly or through its subsidiaries, to provide other telecommunications services, such as data communication to the business market and broadband internet services under the Speedy brand. The Company’s area of operation reaches approximately 95.0% of the São Paulo State, and approximately 97.8% of its population, including the municipality of São Paulo, the biggest in Brazil.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly held company and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the US Securities and Exchange Commission (SEC) and its American Depository Shares (ADSs - level II) are traded on the New York Stock Exchange (NYSE).

	c)	Concession agreement

The Company is a concessionaire of the fixed switch telephone service (STFC) to render local and domestic long-distance calls originated in Region 3, which comprises the State of São Paulo, in Sectors 31, 32 and 34 established in the General Concession Plan (PGO).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued) March 31, 2007 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

1.	Operations and Background (Continued)

	c)	Concession agreement (Continued)

The STFC Concession Agreement was extended at December 22, 2005, for a period of 20 years, and may be amended at December 31, 2010, December 31, 2015 and December 31, 2020. This condition allows ANATEL to establish new conditions and new universalization and quality goals, under the conditions prevailing at the time.

Pursuant to the Concession Agreement, all assets pertaining to the Company’s equity and indispensable to the provision of the services described in said agreement are considered returnable and are part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the Concession Agreement. As of March 31, 2007, the net book value of such returnable assets is estimated at R$7,746,967 (R$8,027,464 as of December 31, 2006), comprised of switching and transmission equipment, public use terminals, external network equipment, energy equipment, and system and operation support equipment.

Every two years, over the twenty years of the new period, the public companies shall pay a renewal fee equivalent to 2% (two per cent) of the STFC income for the year prior to payment, net of taxes payable thereon. The first payment of such biannual payment occurred, exceptionally, on April 30th 2007, based on STFC net revenues in 2006.

	d)	Controlled Telecommunication service providers and subsidiaries

		A.	Telecom S.A.

		A.	Telecom S.A. (formerly Assist Telefônica S.A.), is a closely held company,

wholly-owned by Telesp. This company is specialized in rendering data communication services and services related to maintenance of the client´s internal telephone network, as follows:

(i)	Digital Condominium, integrated equipment and service solution for voice, data and image transmission in commercial buildings;

(ii)	Installation, maintenance, exchange and extension of new internal cable points in homes and companies;

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued) March 31, 2007 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

1.	Operations and Background (Continued)

	d)	Controlled Telecommunication service providers and subsidiaries (Continued)

(iii) iTelefônica, free internet access provider;

(iv) Speedy Wi-Fi, broadband service for wireless internet access; and

(v) Speedy Corp, broadband service provider specifically developed for the corporate market.

Authorization to provide Satellite Pay-TV Services (DTH)

On May 16, 2006, A. Telecom S.A. applied to ANATEL for a license to provide digital direct-to-home (DTH) pay-TV services. ANATEL granted the license through Authorization No. 64.027 of March 14, 2007. DTH is a special satellite pay-TV service for direct broadcast of television and audio signals to the subscribers’ home.

Aliança Atlântica Holding B.V.

This company headquartered in Amsterdam, Netherlands, is a 50-50 joint venture formed in 1997 between Telebrás and Portugal Telecom. With the spin-off of Telebrás in February 1998, Telebrás’ equity interest in Aliança Atlântica was transferred to the Company. Currently, 50% of Aliança Atlântica is owned by the Company and 50% by Telefónica S.A.

Companhia AIX de Participações

This company is engaged in both direct and indirect development of activities related to the construction, conclusion and operation of underground fiber optic networks. Currently, Telesp holds 50% interest in this company.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued) March 31, 2007 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

1.	Operations and Background (Continued)

	d)	Controlled Telecommunication service providers and subsidiaries (Continued)

Companhia ACT de Participações

The business purpose is to participate in Refibra Consortium, render technical advisory services for preparation of projects for the conclusion of the Refibra Network, making the necessary studies to render them economically feasible, as well as monitoring of status of activities related to the Consortium. Currently, Telesp holds 50% interest in this company.

Telefônica Empresas S.A.

The business purpose is to render telecommunications services as well as the development, implementation and installation of projects related to integrated business solutions and telecommunications consulting as well as activities related to rendering of technical assistance and equipment and telecommunications network maintenance services. Telefônica Empresas became a wholly-owned subsidiary of the Company after the capital reorganization process occurred in July 2006 (see Note 2.b).

2.	Corporate Restructuring in 2006

	a)	Merged of Atrium Telecomunicações Ltda. into A. Telecom S.A.

On March 1, 2006 the then subsidiary Santo Genovese Participações Ltda., after having merged into its subsidiary Atrium Telecomunicações Ltda., was acquired by A.Telecom S.A., being extinguished as a result of such operation. A. Telecom remained a wholly-owned subsidiary of Telesp, and also began carrying out the activities formerly performed by Atrium.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued) March 31, 2007 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

2.	Corporate Restructuring in 2006 (Continued)

	b)	Acquisition of Telefônica Data Brasil Holding S.A. and partial spin-off of Telefônica Empresas S.A.

On March 9, 2006, the Board of Directors of Telesp and of Telefônica Data Brasil Holding Ltda. (TDBH), both under control of the Telefônica Group, approved the proposal that aims at a restructuring of the Multimedia Communication Services (“MCS”) of Telefônica Empresas S.A. and Telesp. The operation will have the following steps:

(i)

merger of TDBH by Telesp, whereby TDBH members receive Telesp shares in accordance with the exchange ratio announced. With this operation, Telefônica Empresas S.A. will become a fully-owned subsidiary of Telesp. Telesp will succeed TDBH in all its rights and obligations; and,

		(ii)	partial spin-off of Telefônica Empresas, with transfer of the SCM activities and assets to Telesp in the regions in which such services is already provided by Telesp.

The Extraordinary General Shareholders’ Meetings of the Companies held on April 28, 2006 approved the proposed corporate reorganization. However, due to a preliminary injunction granted in connection with a judicial proceeding filed by TDBH minority shareholders, revoked on July 25, 2006, the effects of the corporate reorganization were generated as from publication of the judicial proceeding on July 28, 2006.

3.	Presentation of the Quarterly Reviews

The individual and consolidated interim financial statements as of March 31, 2007 were prepared in accordance with accounting practices adopted in Brazil, which comprise, among others, the rules applicable to public telecommunications service concessionaires as well as the accounting rules and procedures established by the Brazilian Securities Commission - CVM, consistent with the rules adopted to prepare the financial statements for the last fiscal year. Quarterly information shall be analyzed together with the referred to financial statements.

Assets and liabilities are classified under current when the probability of realization or settlement is estimated to occur within the following twelve months. Otherwise, they are recorded under noncurrent items.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued) March 31, 2007 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

3.	Presentation of the Quarterly Reviews (Continued)

The process of preparation of the financial statements involves the use of accounting estimates. Such estimates were based on objective and subjective factors, based on management’s judgment to determine the adequate value to be recorded in the financial statements.

Transactions involving estimates could result in amounts different from those recorded in the financial statements when their realization takes place in subsequent periods, due to inaccuracies inherent to estimates. The Company reviews its estimates and assumptions periodically.

The consolidated financial statements include balances and transactions of wholly and jointly-owned subsidiaries, according to the interests described below:

Controlled	Mar/2007	Dec/2006	Mar/2006

A.Telecom S.A.	100%	100%	100%
Telefonica Empresas S.A.	100%	100%	-
Aliança Atlântica Holding B.V.	50%	50%	50%
Companhia AIX de Participações	50%	50%	50%
Companhia ACT de Participações	50%	50%	50%
Santo Genovese Participações Ltda.	-	-	100%

Because the corporate restructuring mentioned in Note 2.b took place on July 28, 2006, the Parent Company and Consolidated results of the Company for the period ended March 31, 2007 consider the results of the split activities and the remaining portion of subsidiary Telefônica Empresas, respectively, this event shall be taken into consideration when comparing this with the results of the same period of the prior year.

In consolidation, all assets, liabilities, revenues and expenses resulting from intercompany transactions and equity holdings among consolidated companies have been eliminated.

The quarterly information for the period ended March 31, 2007 take into consideration the requirements of Resolution No. 488/05 for both periods.

	TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

	NOTES TO QUARTERLY INFORMATION (Continued)
	March 31, 2007
	(In thousands of reais, unless otherwise stated)
	(A free translation of the original issued in Portuguese)

4.	Cash and Cash Equivalents

		Parent Company		Consolidated

		Mar/2007	Dec/2006	Mar/2007	Dec/2006

	Cash and banks	9,601	27,497	21,024	39,871
	Temporary cash investments	396,751	84,759	457,340	173,165

	Total	406,352	112,256	478,364	213,036

	Temporary cash investments are liquid investments restated based on the Interbank
	Deposit Certificate (CDI) rate variation and are held with first-rated banks.

5.	Trade Accounts Receivable, Net

		Parent Company			Consolidated

		Mar/2007	Dec/2006	Mar/2007	Dec/2006

	Billed amounts	2,467,716	2,487,206	2,485,134	2,498,982
	Unbilled amounts	1,269,039	1,276,821	1,378,854	1,339,943

	Gross accounts receivable	3,736,755	3,764,027	3,863,988	3,838,925

	Allowance for doubtful accounts	(646,797)	(543,822)	(667,509)	(560,878)

	Total	3,089,958	3,220,205	3,196,479	3,278,047

	Current	2,244,831	2,386,295	2,409,128	2,511,292
	Past due – 1 to 30 days	474,799	486,366	472,693	482,450
	Past due – 31 to 60 days	183,643	183,160	173,679	167,145
	Past due – 61 to 90 days	109,568	118,493	106,630	97,949
	Past due – 91 to 120 days	67,009	87,841	73,087	75,856
	Past due – more than 120 days	656,905	501,872	628,771	504,233

	Total	3,736,755	3,764,027	3,863,988	3,838,925

	TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

	NOTES TO QUARTERLY INFORMATION (Continued)
	March 31, 2007
	(In thousands of reais, unless otherwise stated)
	(A free translation of the original issued in Portuguese)

6.	Deferred and Recoverable Taxes

		Parent Company			Consolidated

		Mar/2007	Dec/2006	Mar/2007	Dec/2006

	Withholding taxes	59,385	84,507	65,744	88,645
	Prepaid/recoverable income and social	15,171	9,221	18,705	14,716
	contribution taxes

	Deferred taxes	973,819	944,967	1,013,109	989,171

	Tax loss carryforwards – Income tax	-	-	14,120	15,839
	Tax loss carryforwards – Social	-	-	4,949	5,703
	contribution tax
	Reserve for contingencies	309,847	299,942	310,091	300,030
	Postretirement benefit plans	26,101	25,476	26,132	25,508
	Allowance for doubtful accounts	166,750	140,403	172,340	144,790
	Allowance for reduction of inventory to
	market value	33,053	33,929	33,099	33,975
	Merged tax credit (*)	121,436	128,413	121,436	128,413
	Income tax on other temporary differences	232,818	232,944	243,340	246,259
	Social contribution tax on other temporary
	differences	83,814	83,860	87,602	88,654

	ICMS (state VAT) (**)	365,437	355,435	385,026	367,696
	Other	4,734	7,150	10,828	14,435

	Total	1,418,546	1,401,280	1,493,412	1,474,663

	Current	871,246	868,040	918,784	911,624
	Noncurrent	547,300	533,240	574,628	563,039

(*)	Amount merged due to split-off of Telefonica Empresas S.A. (Note 2.b).

(**)	Refers to tax credits derived from the purchase of fixed assets, available for offset in 48 months.

Deferred income and social contribution taxes

Considering the existence of taxable income in the last five fiscal years and the expected generation of future taxable income discounted to present value based on a technical feasibility study, approved by the Board of Directors on December 18, 2006, as provided for in CVM Instruction No. 371/2002, the Company estimates the realization of the deferred taxes as of March 31, 2007 as follows:

Year	Parent Company	Consolidated

2007	381,826	398,789
2008	242,808	250,944
2009	158,863	161,968
2010	89,204	92,605
2011	84,452	87,363
After de 2012	16,666	21,440

Total	973,819	1,013,109

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued) March 31, 2007 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

6.	Deferred and Recoverable Taxes (Continued)

The recoverable amounts above are based on projections subject to changes in the future.

Merged tax credit

As mentioned in Note 2.b, as a result of the corporate restructuring of July 28, 2006, the Company merged goodwill generated from the acquisition of investment at Figueira Administração e Participações S.A., which held telecommunications network operating assets of Banco Itaú S.A., in addition to investments in Galáxia Administrações e Participações S.A., a company having authorization for MCS (Multimedia Communication Service).

The book entries maintained for Company’s corporate and tax purposes were made in specific goodwill and provision accounts (merged) and the corresponding amortization, reversal of provision and tax credit realization are as follows:

Parent Company

Mar/2007

Goodwill, net of accumulated amortization	357,165
Provision, net of reversals
(235,729)

Net amount	121,436

Parent Company

Mar/2007

Goodwill amortization during the period	(20.521)
Reversal of provision during the period
13.544
Tax credit during the period	6.977

Effect on result for the year	-

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued) March 31, 2007 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

6.	Deferred and Recoverable Taxes (Continued)

Merged tax credit (Continued)

For purposes of calculation of the tax credit resulting from the takeover, the income and social contribution tax rates are 25% and 9% respectively.

As shown above, goodwill amortization, net of provision reversal and the related tax credit, did not generate any effects on net income for the period ended March 31, 2007.

For a fair presentation of the Company’s financial position and results of its operations, the net amount of R$121,436 (R$93.412 in noncurrent assets and R$28,024 in current assets), which essentially represents the merged tax credit, was reclassified in the balance sheet to deferred and recoverable taxes, in noncurrent assets, in accordance with CVM Instruction No. 349, of March 6, 2001. Goodwill amortization and provision reversal are recognized in the accounting records as operating income and expenses and the corresponding tax credit is recognized in the financial statements as provision for income and social contribution taxes.

7.	Inventories

	Parent Company		Consolidated

	Mar/2007	Dec/2006	Mar/2007	Dec/2006

Consumption materials	100,452	94,790	100,596	94,883
Resale items	69,930	72,979	70,217	73,285
Public telephone prepaid cards	13,125	13,063	13,125	13,063
Scraps	308	351	308	351
Allowance for reduction to recoverable
value and obsolescence	(97,214)	(99,792)	(97,350)	(99,927)

Total current	86,601	81,391	86,896	81,655

The allowance for reduction to recoverable value and obsolescence takes into consideration timely analyses carried out by the Company.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)
March 31, 2007
	(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

8.	Other Recoverable Taxes

		Parent Company			Consolidated

		Mar/2007	Dec/2006		Mar/2007	Dec/2006

	Advances to employees	5,534		5,837	6,673	6,859
	Advances to suppliers	27,879	45,174		36,399	48,041
	Escrow deposits	21,223	19,294		21,261	19,294
	Other recoverable amounts	9,381		7,101	10,078	7,785

	Total current	64,017	77,406		74,411	81,979

9.	Other Assets

			Parent Company		Consolidated

		Mar/2007		Dec/2006	Mar/2007	Dec/2006

	Prepaid expenses		96.689	75.597	97.699	75.647
	Receivables from Barramar S.A. (*)		-	-	64.212	65.579
	Intercompany receivables - current	151.628		104.705	59.258	57.106
	Onlending of foreign currency loans		1.073	1.283	1.073	1.283
	Tax incentives, net of allowance		411	411	411	411
	Amounts linked to National Treasury securities		9.961	9.763	9.961	9.763
	Receivables - sale of property/scraps (**)	131.257		1.219	133.191	1.219
	Other assets		34.677	6.219	35.436	8.891

	Total	425.696		199.197	401.241	219.899

	Current	364.957		157.586	276.290	112.710
	Noncurrent		60.739	41.611	124.951	107.189

(*)	Refer to receivables from Barramar S.A., recorded by Companhia AIX de Participações, net of allowance for doubtful accounts.

(**)

On January 15, 2007, Telesp and Windsor Investimentos Imobiliários Ltda., a wholly-owned subsidiary of Tecnisa S.A., entered into a Real Property Sale and Purchase Agreement, totaling R$134,555, referring to the property situated at Avenida Marques de São Vicente, 2353, corner of Avenida Nicolas Bôer, 301, Barra Funda, city of São Paulo, state of São Paulo, containing a total area of 251,380.81 m², whereby the net amount of R$127,300 was received from Windsor on April 16, 2007, when the respective Public Deed of Sale and Purchase was drafted.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued) March 31, 2007 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

10.	Capitalizable Investments

Agreement for Convergence, Purchase and Sale of Businesses, Assets, Shares and Other Interests

As per Material Fact disclosed on October 31, 2006, the Company and Abril Group formalized several commercial and operating contractual relationships. Under said agreement, the Company will purchase 100% of shares representative of the cable TV operators controlled by Abril Group that provides Multichannel Multipoint Distribution Service (MMDS) and broadband operations, within and outside the state of São Paulo, within the limits established by the current legislation.

The effective acquisition of interest and the consequent transfer of shares, particularly the acquisition of control of the company holder of the MMDS license, are conditional upon previous approval by the National Communications Agency (ANATEL) and compliance with the other condition precedents provided for in the Agreement. The Brazilian Antitrust Agency (CADE) must also analyze the transaction from the competitiveness point of view.

In conformity with contractual provisions, on March 31, 2007, the Company made a prepayment in the amount of R$263,138 (R$200,000 as of December 2006) to Abril Group, collateralized by assets comprising TVA network.

11.	Escrow Deposits

	Parent Company		Consolidated

	Mar/2007	Dec/2006	Mar/2007	Dec/2006

Civil litigation	111,781	115,325	111,817	115,361
Tax litigation	206,694	205,047	207,726	205,861
Labor claims	73,784	61,864	73,864	61,972

Total noncurrent	392,259	382,236	393,407	383,194

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)
March 31, 2007
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

12. Investments

	Parent Company		Consolidated

	Mar/2007	Dec/2006	Mar/2007	Dec/2006

Investments carried under the equity method	411,420	408,285	-	-

Aliança Atlântica Holding B.V.	57,904	59,396	-	-
A. Telecom S.A.	241,967	219,457	-	-
Companhia AIX de Participações	60,747	63,696	-	-
Companhia ACT de Participações	25	25	-	-
Telefonica Empresas S.A.	50,777	65,711	-	-

Negative and positive goodwill on acquisition of investments	78,520	79,331	93,806	96,801

Negative goodwill on acquisition of shares – Companhia AIX de
Participações	(17,470)	(17,470)	-	-
Amortization of goodwill – Companhia AIX de Participações	2,184	-	-	-
Goodwill on merger – Katalyx Cataloguing do Brasil Ltda.	945	945	945	945
Goodwill on acquisition – Santo Genovese Participações Ltda.	119,820	119,820	119,820	119,820
Amortization of goodwill – Santo Genovese Participações Ltda.	(26,959)	(23,964)	(26,959)	(23,964)

Investments carried at cost	89,600	89,600	143,301	144,896

Portugal Telecom	75,362	75,362	129,063	130,658
Other companies	26,781	26,781	26,781	26,781
Other investments	3,360	3,360	3,360	3,360
Tax incentives	-	-	-	-
Allowance for losses	(15,903)	(15,903)	(15,903)	(15,903)

Total	579,540	577,216	237,107	241,697

The negative goodwill on the acquisition of shares of Companhia AIX de Participações recorded by the Company was allocated to Deferred Income in the consolidated balance sheet, according to Article 26 of CVM Instruction No. 247/96, it is been amortized straightly in two years, and is fundament in studies for deferred income.

The goodwill on the acquisition of control of Santo Genovese Participações Ltda. (parent company of Atrium Telecomunicações Ltda.), dated December 24, 2004, has been amortized on a straight-line basis over 10 years, and is based on future profitability study.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued) March 31, 2007 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

12. Investments (Continued)

The main financial information of the subsidiaries, as of March 31, 2007 and December 31, 2006, is as follows:

			Mar/2007

	Aliança		Companhia	Companhia	Telefonica
	Atlântica	A. Telecom	AIX	ACT	Empresas

Paid-up capital	109,556	270,969	460,929	1	210,025
Capital reserve	-	-	-	-	1,139
Retained earnings (accumulated
deficit)	6,252	(29,002)	(339,434)	50	(160,387)

Shareholders´ equity	115,808	241,967	121,495	51	50,777

Shares (thousands)
Number of subscribed and paid-
up shares	88	407,154	298,562	1	215,640
Number of common shares
owned	44	407,154	149,281	0,5	215,640
Ownership percentage	50%	100%	50%	50%	100%
			Dec/2006

	Aliança		Companhia	Companhia	Telefonica
	Atlântica	A. Telecom	AIX	ACT	Empresas

Paid-up capital	112,809	270,969	460,929	1	210,025
Capital reserve	-	-	-	-	1,137
Retained earnings (accumulated
deficit)	5,983	(51,512)	(333,537)	50	(145,453)

Shareholders´ equity	118,792	219,457	127,392	51	65,709

Shares (thousands)
Number of subscribed and paid-
up shares	88	407,154	298,562	1	215,640
Number of common shares
owned	44	407,154	149,281	0.5	215,640
Ownership percentage	50%	100%	50%	50%	100%

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued) March 31, 2007 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

12.	Investments (Continued)

The Company’s equity in subsidiaries is as follows:

			Mar/2007		Mar/2006

	Aliança Atlântica		(1,492)		(2,723)
	A. Telecom		22,510		14,142
	Companhia AIX de Participações		(2,949)		(1,594)
	Companhia ACT de Participações		-		1
	Telefonica Empresas S.A.		(14,934)		-

	Total		3,135		9,826

13.	Property, Plant and Equipment, Net

				Parent Company

			Mar/2007			Dec/2006

	Annual
	depreciation		Accumulated	Net book		Accumulated	Net book
	rate %	Cost	depreciation	value	Cost	depreciation	value

Property, plant and
equipment		39,328,479	(29,487,936)	9,840,543	39,231,102	(28,993,570)	10,237,532

Switching and transmission	12.50 to
equipment	20.00	16,603,426	(13,798,070)	2,805,356	16,564,227	(13,581,877)	2,982,350
Transmission equipment,
overhead, underground
and building cables,
teleprinters, PABX, energy
equipment and furniture	10.00	11,974,671	(9,177,625)	2,797,046	11,918,986	(9,020,421)	2,898,565
Transmission equipment -	20.00 and
modems	25.00	913,368	(683,135)	230,233	883,263	(648,313)	234,950
Underground and undersea
cables, poles and towers	5.00 to 6.67	405,823	(233,956)	171,867	403,135	(230,048)	173,087
Subscriber, public and booth
equipment	12.50	2,061,688	(1,428,873)	632,815	2,044,732	(1,380,082)	664,650
IT equipment	20.00	561,313	(463,367)	97,946	547,554	(455,519)	92,035
Buildings and underground
cables	4.00	6,473,524	(3,633,007)	2,840,517	6,512,866	(3,607,678)	2,905,188
Vehicles	20.00	60,614	(35,465)	25,149	60,713	(35,782)	24,931
Land	-	230,938	-	230,938	254,005	-	254,005
Other	4.00 to 20.00	43,114	(34,438)	8,676	41,621	(33,850)	7,771
Property, plant and
equipment in progress	-	331,947	-	331,947	329,412	-	329,412

Total		39,660,426	(29,487,936)	10,172,490	39,560,514	(28,993,570)	10,566,944

Average annual depreciation
rates - %		10.07			10.09

Assets fully depreciated		16,942,141			16,501,567

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2007
(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

13. Property, Plant and Equipment, Net (Continued)

				Consolidated

			Mar/2007			Dec/2006

	Annual
	depreciation		Accumulated	Net book		Accumulated	Net book
	rate %	Cost	depreciation	value	Cost	depreciation	value

Property, plant and
equipment		39,644,890	(29,588,303)	10,056,587	39,471,399	(29,085,089)	10,386,310

Switching and	12.50 to
transmission equipment	20.00	16,620,571	(13,805,554)	2,815,017	16,574,992	(13,589,154)	2,985,838
Transmission equipment,
overhead, underground
and building cables,
teleprinters, PABX,
energy equipment and
furniture	10.00	12,061,563	(9,192, 029)	2,869,534	11,988,716	(9,033,006)	2,955,710
Transmission equipment -	20.00 and
modems	25.00	969,128	(690,729)	278,399	895,345	(654,596)	240,749
Underground and undersea
cables, poles and towers	5.00 to 6.67	419,599	(236,581)	183,018	416,911	(232,427)	184,484
Subscriber, public and
booth equipment	12.50	2,123,267	(1,450,196)	673,071	2,107,014	(1,399,038)	707,976
IT equipment	20.00	591,588	(478,450)	113,138	575,836	(468,959)	106,877
Buildings and
underground cables	4.00	6,474,008	(3,633,086)	2,840,922	6,513,350	(3,607,751)	2,905,599
Vehicles	20.00	61,134	(35,718)	25,416	61,308	(36,036)	25,272
Land	-	230,938	-	230,938	254,005	-	254,005
Other	4.00 to 20.00	93,094	(65,960)	27,134	83,922	(64,122)	19,800

Property, plant and
equipment in progress	-	370,172	-	370,172	362,253	-	362,253

Total		40,015,062	(29,588,303)	10,426,759	39,833,652	(29,085,089)	10,748,563

Average annual
depreciation rates - %		10.13			10.11

Assets fully depreciated		16,986,352			16,541,640

14. Intangible Assets, Net

				Parent Company

			Mar/2007			Dec/2006

	Annual
	depreciation		Accumulated	Net book		Accumulated	Net book
	rate %	Cost	depreciation	value	Cost	depreciation	value

Trademarks and patents	10.00	1,511	(1,511)	-	1,511	(1,511)	-
Software	20.00	1,869,956	(1,087,543)	782,413	1,819,982	(1,016,214)	803,768
Other	20.00	156,483	(108,577)	47,906	155,393	(104,851)	50,542

Total		2,027,950	(1,197,631)	830,319	1,976,886	(1,122,576)	854,310

Average annual
depreciation rates %		19.66			19.68

Assets fully depreciated		489,172			467,560

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)

March 31, 2007

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

14. Intangible Assets, Net (Continued)

				Consolidated

			Mar/2007			Dec/2006

	Annual
	depreciation		Accumulated	Net book		Accumulated	Net book
	rate %	Cost	depreciation	value	Cost	depreciation	value

Trademarks and patents	10.00	1,517	(1,511)	6	1,517	(1,511)	6
Software	20.00	1,982,793	(1,160,523)	822,270	1,928,952	(1,084,052)	844,900
Other	20.00	167,424	(112,217)	55,207	166,334	(108,327)	58,007

Total		2,151,734	(1,274,251)	877,483	2,096,803	(1,193,890)	902,913

Average annual depreciation
rates %		19.63			19.67

Assets fully depreciated		495,570			417,117

15. Deferred Charges

Deferred charges as of March 31, 2007 and December 31, 2006 are as follows:

	Parent Company		Consolidated

	Mar/2007	Dec/2006	Mar/2007	Dec/2006

Pre-operating expenses (a)	,929	3,719	5,278	8,306

Cost	55,788	55,788	65,279	65,279
Accumulated amortization	(54,859)	(52,069)	(60,001)	(56,973)

Goodwill on acquisition of the IP network (b)	41,723	43,537	41,723	43,537

Cost	72,561	72,561	72,561	72,561
Accumulated amortization	(30,838)	(29,024)	(30,838)	(29,024)

Merged goodwill TDBH (c)	234,767	248,311	234,767	248,311

Cost	301,276	301,276	301,276	301,276
Accumulated amortization	(66,509)	(52,965)	(66,509)	(52,965)

Other	,00-	,00-	5,804	6,132

Cost	,00-	,00-	12,059	12,059
Accumulated amortization	,00-	,00-	(6,255)	(5,927)

Total	277,419	295,567	287,572	306,286

(a)

Pre-operating expenses in the Company refer to costs incurred in the pre-operating stage of long-distance services; amortization began in May 2002, over a period of 60 months. Pre-operating expenses in subsidiaries are being amortized over 120 months.

(b)

The goodwill on acquisition of the IP network in December 2002 refers to the acquisition of the assets for the Switched IP and Speedy Link services of Telefônica Empresas S.A. The portion regarded as goodwill and recorded in deferred charges corresponds to the customer portfolio of the business. According to an appraisal report, the economic basis for the goodwill is the expected future profitability, for an amortization period of 120 months.

(c)

The goodwill resulting from takeover of Telefonica Data Brasil Holding S.A. (TDBH) refers to the corporate restructuring that took place in July 2001, with the split-off of Figueira. According to the Company business plans, such goodwill is recoverable in future operations, within a maximum period of 60 (sixty) months from the takeover date.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)
March 31, 2007
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

16. Loans and Financing

	Parent Company and Consolidated			Balances as of Mar/2007

		Annual
		interest rate
	Currency	%	Maturity	Current	Long-term	Total

Mediocrédito	US$	1.75%	2014	6,286	37,003	43,289
		130% of CDI
Loans in local currency	R$		In 2007	1,082	-	1,082
		rate
Loans in foreign
currency (*)			Up to 2009	367,924	129,444	497,368

Total				375,292	166,447	541,739

	Parent Company and Consolidated			Balances as of Dec/2006

		Annual
		interest rate			Long-
	Currency	%	Maturity	Current	term	Total

Mediocrédito	US$	1.75%	2014	6,777	41,798	48,575
Loans in local		130% of CDI
	R$		In 2007	1,041	-	1,041
currency		rate
Loans in foreign
currency (*)			Up to 2009	306,208	467,820	774,028

Total				314,026	509,618	823,644

(*) The breakdown of loans in foreign currency is as follows:

Parent Company and						Balance as of
Consolidated	Currency	Interest rate		Principal	Interest	Mar/2007

Resolution No. 2770	USD	4.80%		256,598	24,312	280,910
“Untied Loan” – JBIC	JPY	Libor + 1.25%		215,741	717	216,458

Total				472,339	25,029	497,368

Parent Company and						Balance as of
Consolidated	Currency	Interest rate		Principal	Interest	Dec/2006

Resolution No. 2770	JPY	0.28% a 5.78%		214,909	209	215,118
Resolution No. 2770	USD	4.80%		267,561	22,140	289,701
“Untied Loan” – JBIC	JPY	Libor + 1.25%		267,178	2,031	269,209

Total				749,648	24,380	774,028

Loans and financing with Mediocrédito are guaranteed by the Federal Government.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued) March 31, 2007 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

16.	Loans and Financing (Continued)

The loan from Japan Bank for International Cooperation - JBIC includes restrictive covenants related to the maintenance of certain financial indices, which to date have been met.

Long-term debt maturities (Consolidated)

Year	Amount

2008	46,232
2009	92,463
2010	6,167
2011	6,167
Thereafter	15,418

Total	166,447

17. Debentures

Parent Company and Consolidated

Annual
	Currency	interest rate %	Maturity	Mar/2007	Dec/2006

103.50% of CDI
Debentures	R$		2007	1,515,540	1,514,514
rate

Total				1,515,540	1,514,514

The adjustment to the interest rate of debentures is estimated for September 1, 2007.The Company conservatively considers such date in the maturity schedules.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)
March 31, 2007
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

18. Taxes Payable

	Parent Company		Consolidated

	Mar/2007	Dec/2006	Mar/2007	Dec/2006

Taxes on income
Income tax	89,742	60,467	94,196	63,692
Social contribution tax	32,485	15,265	34,045	16,188

Deferred taxes
Income tax	65,652	62,575	65,652	62,575
Social contribution tax	23,256	22,344	23,256	22,344

Indirect taxes
ICMS (state VAT)	688,402	696,268	718,322	717,406
PIS and COFINS (taxes on revenue)	71,029	67,133	77,327	73,293
Other	36,836	36,300	44,922	46,870

Total	1,007,402	960,352	1,057,720	1,002,368

Current	961,467	914,399	1,011,785	956,415
Noncurrent	45,935	45,953	45,935	45,953

Tax liabilities, net of escrow deposits, questioned in court are recorded under Taxes payable, as provided for in CVM Resolution No. 489/2005.

The heading “Others” includes FUST amounts payable of R$74,719 as of March 31, 2007, net of escrow deposits of R$61.764.

19.	Payroll and Related Charges

		Parent Company		Consolidated

		Mar/2007	Dec/2006	Mar/2007	Dec/2006

	Salaries and fees	26,555	21,234	27,580	22,493
	Payroll charges	81,104	81,480	89,149	89,053
	Accrued benefits	16,570	18,551	16,804	18,929
	Employee profit sharing	21,249	65,355	23,526	71,758

	Total	145,478	186,620	157,059	202,233

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued) March 31, 2007 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

20. Dividends and Interest on Shareholders’ Equity

	Parent Company/Consolidated

	Mar/2007	Dec/2006

Interest on shareholders´ equity	266,826	266,897

Telefónica Internacional S.A.	67,627	67,627
SP Telecomunicações Holding Ltda.	20,685	20,685
Telefônica Data do Brasil Ltda.	1,537	1,537
Minority shareholders	176,977	177,048

Dividends	1,089,293	386,325

Telefónica Internacional S.A.	467,842	-
SP Telecomunicações Holding Ltda.	143,098	-
Telefônica Data do Brasil Ltda.	10,632	-
Minority shareholders	467,721	386,325

Total	1,356,119	653,222

A large portion of the balance of interest on shareholders’ equity and dividends payable to minority shareholders refers to amounts declared to be available but not yet claimed, except for the dividends declared in March 2007, as mentioned in Note 23.

21. Reserves, Net

The Company, as an entity and also as the successor to the merged companies, and its subsidiaries are involved in labor, tax and civil lawsuits filed with different courts. The Company’s management, based on the opinion of its legal counsel, recognized reserves for those cases in which an unfavorable outcome is considered probable. The table below shows the composition of the provision by nature of the claims and the evolution in the first quarter of 2007:

		Nature

Consolidated	Labor	Tax	Civil	Total

Balances as of 12/31/2006	415,026	285,183	125,692	825,901

Additions	11,182	6,341	9,421	26,944
Write-offs	(15,669)	(1,256)	(4,072)	(20,997)
Monetary restatement	19,053	2,993	3,170	25,216

Balances as of 3/31/2007	429,592	293,261	134,211	857,064

Escrow deposits	(81,791)	(59,179)	(10,949)	(151,919)

Net amount	347,801	234,082	123,262	705,145

Current	48,221	27,448	17,581	93,250
Noncurrent	299,580	206,634	105,681	611,895

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued) March 31, 2007 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

21.	Provisions for Contingencies (Continued)

21.1.	Labor Contingencies and reserves

The Company has various labor contingencies and recorded a provision of R$429,592, consolidated, to cover probable losses. The amounts involved and respective degrees of risk are as follows:

		Amount Involved

Risk	Telesp	A. Telecom	Total

Remote	2,471,268	6,274	2,477,542
Possible	10,599	-	10,599
Probable	428,902	690	429,592

Total	2,910,769	6,964	2,917,733

These labor contingencies and reserves involve a number of lawsuits, mainly related to salary differences, salary parity, overtime, employment relationship of employees of outsourced companies and hazardous duty premium, among others.

The Company made escrow deposits in the amount of R$81,791 for the reserves mentioned above.

21.2.	Tax Contingencies and reserves

			Amount involved

	Risk	Telesp	AIX	A.Telecom	Total

	Remote	1,810,935	-	1,320	1,812,255
	Possible	3,049,743	-	10,134	3,059,877
	Probable	291,052	2,209	-	293,261

	Total	5,151,730	2,209	11,454	5,165,393

Based on the assessment of the Company’s legal counsel and management, a reserve for tax contingencies was recorded for the claims considered as probable risk amounting to R$293.261 as of March 31, 2007. The principal tax contingencies, assessed as remote, possible and probable risk, are as follows:

Claims by the National Institute of Social Security (INSS) referring to:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued) March 31, 2007 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

21.	Provisions for Contingencies (Continued)

21.2.	Tax Contingencies and reserves (Continued)

a)

Collection of Workers’ Compensation Insurance (SAT) and charging of joint liability for payment of social security contributions allegedly not made by contractors, in the approximate amount of R$313,026. Based on a partially unfavorable court decision, management decided to record of R$102,775 relating to the portion of the total amount for which the likelihood of loss is probable. A judicial amount of R$549 was made.

b)

Social security contribution on amounts paid for compensation of salary losses resulting from economic plans (“Plano Verão” and “Plano Bresser”), in the approximate amount of R$138,175. Based on higher court decisions and an unfavorable court decision in a similar case involving another company from the Group, the Company’s management assessed the amount of R$95,904 as probable los, setting up reserve for such amount.

c)

Notice demanding social security contributions, SAT (Workers’ Compensation Insurance) and amounts for third parties National Institute for Agrarian Reform and Colonization - INCRA and Brazilian Mini and Small Business Support Agency (SEBRAE) on the payment of various salary amounts for the period from January 1999 to December 2000, in the amount of approximately R$58,559, considered a possible risk. These lawsuits are in the 1st lower court and at the last administrative stage, respectively. No provision was recorded based on the risk classification of this matter.

	d)	Notice demanding social security contributions for joint liability in 1993, in the amount of approximately R$188,637, for which the risk is considered possible.

This process is at the second administrative level. No reserve was made based on the risk classification of this matter.

e)

Legal proceedings imposing fines of R$161,982 for payment of dividends when the Company had allegedly a debt to the INSS. No reserve was made for the balance, for which the likelihood of loss is deemed possible. This process is at the 2nd administrative level.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued) March 31, 2007 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

21.	Provisions for Contingencies (Continued)

21.2.	Tax Contingencies and reserves(Continued)

f)

On December 20, 2005 notices were drawn concerning the period from May 1995 to December 1998 demanding the payment of social security contributions amounts, through reconstruction of the tax base and considering the existence of joint liability between the Company and the service providers in general and those related to civil construction. The amount of R$238,929, which refers to the use of inadequate criteria for calculation of the reconstructed tax base, and of R$180,285, corresponding to the wrong definition of civil construction for reconstruction, as will be shown by means of technical reports requested to Engineering Institutes, were assessed as remote risk of loss by the legal counsel.

The amount of R$799,516 is classified as possible risk due to the existing judicial arguments that support the procedure adopted by the Company and the removal of the joint liability. The process is at the first administrative stage. No reserve was made based on the risk classification of this matter.

Claims by the São Paulo State Finance Office, referring to:

g)

Tax assessments on October 31 and December 13, 2001, related to ICMS (state VAT) allegedly due on international long-distance calls, amounting to approximately R$28,476 for November and December 1996 and amounting to R$210.287 from January 1997 to March 1998, at the second administrative stage, assessed as possible risk, and R$189.597 for the period from April 1998 to December 1999, at the second administrative stage, assessed as possible risk. No reserve was recorded based on the risk classification of these matters.

h)

Tax assessment on July 2, 2001 demanding the difference in ICMS paid without late-payment fine, amounting to R$6,264, assessed as possible risk. The process is at the higher court. No reserve was recorded based on the risk classification of this matter.

i)

Tax assessment notice related to the untimely used credits in the period from January to April 2002, in the amount of R$31,772, for which the risk is considered possible. The claim is at the 2nd administrative stage. No reserve was recorded based on the risk classification of this matter.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued) March 31, 2007 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

21.	Provisions for Contingencies (Continued)

21.2.	Tax Contingencies and reserves(Continued)

Claims by the São Paulo State Finance Office, referring to: (Continued)

j)

Tax assessment notices related to the non-reversal of ICMS credits in proportion to tax-exempt and non-taxed sales and services in the period from January 1999 to June 2000 and July 2000 to December 2003, in addition to an ICMS credit unduly taken in March 1999. The total amount involved is R$114,510. The risk is considered possible by legal counsel. The claim is at the 2nd and 1st administrative stage, respectively. No reserve was recorded based on the risk classification of this matter.

k)

Notifications of around R$8,348 regarding the former Ceterp’s loss of the ICMS tax benefit established by State Decree No. 48,237/03, due to underpayment for an error in the calculation of the debt, assessed as possible risk. The claim is at the 2nd administrative stage. No reserve was recorded based on the risk classification of this matter.

l)

Tax assessment notices related to nonpayment of ICMS, in the period from January 2001 to December 2005, on amounts received for lease of personal property (modem), totaling R$137,227. Related risk is assessed as possible by legal counsel. The claim is at the 2nd administrative stage. No reserve was recorded based on the risk classification of this matter.

m)

Tax assessment notices related to nonpayment of ICMS in the period from August 2004 to December 2005, for non-inclusion of revenues from rendering of several supplemental services and value added, in the amount of R$243,100, upon determination of the tax base. Related risk is assessed as possible by legal counsel. The claim is at the 2nd administrative stage. No reserve was recorded based on the risk classification of this matter.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued) March 31, 2007 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

21.	Provisions for Contingencies (Continued)

21.2.	Tax Contingencies and reserves(Continued)

Litigation at the Federal and Municipal levels:

n)

FINSOCIAL, currently COFINS, was a tax on gross operating revenues, originally established at a rate of 0.5% and gradually and subsequently raised to 2.0%. Such rate increases were judicially challenged with success by several companies, which resulted in tax credits from overpayments. These credits were offset by CTBC (company merged into the Company in November 1999) against current amounts of COFINS due. Claiming that those offsets made by CTBC were improper, the Federal Government made an assessment in the amount of R$18,855, considered a probable loss. The claim is at the higher court. No reserve was recorded based on the risk classification of this matter.

o)

Tax collection claim demanding differences regarding income tax, based on DCTFs (Declaration of Federal Tax Credits and Debits) for the first quarter of 1999, amounting to approximately R$5,548, assessed as possible risk. These claims are at the 1st administrative stage and no reserve was recorded based on the risk classification.

p)

At the municipal level, the Company has contingencies related to IPTU (municipal real property tax), ISS (municipal service tax), fine and interest in the amount of R$4,941 which have all been accrued due to the existence of favorable and unfavorable decisions regarding this matter. The Company made escrow deposits in the amount of R$1,944 for such questionings.

q)

The Company filed an annulment action with a view to obtaining a court order that fully annuls tax credits resulting from tax assessment notices drawn up by the municipality of São Paulo, alleging differences in payment of the ISS, and charging late payment fine of 20% not paid, in the amount of R$19,145. A reserve was not set up for this contingency, based on the legal advisor’s opinion of a possible unfavorable outcome. The claim is at trial court.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued) March 31, 2007 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

21.	Provisions for Contingencies (Continued)

21.2.	Tax Contingencies and reserves(Continued)

Litigation at the Federal and Municipal levels (Continued)

r)

On December 15, 2005, ANATEL issued Pronouncement No. 1 (subsequently renumbered to Pronouncement No. 7), whereby it confirmed the understanding that interconnection expenses are not excluded from FUST tax basis, thus changing the previous position which provided for such exclusion. The Pronouncement is applied retroactively to January 2001. Thus, through ABRAFIX (Brazilian Association of Fixed Telephony Companies), on January 9, 2006, the Company filed for a writ of mandamus with a view to ensuring the possibility of excluding interconnection expenses from the FUST calculation base. The proceeding is at trial court. The contingency risk was assessed as possible by the Company’s legal advisors. The amount involved is of R$123,121. No reserve was recorded based on the risk classification of this matter.

s)

Tax assessment notice drawn up by the IRS demanding payment of Corporate Income Tax (IRPJ), which was offset in 2002 Corporate Income Tax Return (DIPJ) against Withholding Income Tax (IRRF) by Public Agencies for the rendering of services during calendar year 2001. The suit is at the first administrative stage. The risk was classified as probable, and as such, a reserve was set up in the amount of R$1,398.

There are other contingencies that have also been accrued for, in the amount of R$69,388, for which the risk is assessed by management as probable.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued) March 31, 2007 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

21.	Provisions for Contingencies (Continued)

21.3.	Civil Contingencies and reserves

		Amount Involved

Risk	Telesp	A. Telecom	Total

Remote	1,005,687	248	1,005,935
Possible	907,464	158	907,622
Probable	134,183	28	134,211

Total	2,047,334	434	2,047,768

These contingencies assessed as possible risk involve various matters: unacknowledged title to telephone line, indemnity for material and personal damages, among others, in the amount of approximately R$419,221.

In addition, we describe below the most relevant civil contingencies, including their risk assessment:

-

The Company is also involved in civil class actions related to the Community Telephone Plan (PCT), where the telephone expansion plan buyers who did not receive shares in return for their financial investments seek an indemnity, in the municipalities of Diadema, São Caetano do Sul, São Bernardo do Campo and Ribeirão Pires, involving a total amount of approximately R$295,683. The risks involved were assessed as possible by legal counsel. The claims are at appellate court level.

-

The Association of the Participants of the Sistel in the State of São Paulo - ASTEL moved against the Company, Fundação Sistel de Seguridade Social and others, a class action questioning subjects related to the Plan of Medical Assistance for Retirees - PAMA, considering in synthesis: (i) prohibition of the collection of contribution of the retirees included in the PAMA; (ii) the registration in the PAMA of the retirees and assisted people whose registrations were suspended for insolvency; (iii) revaluation of the economic necessities of the PAMA; (iv) restoration of the basis of incidence of the contributions on the total and gross amount of the payroll of all the employees of the company; (v) reaccreditation of all the hospitals, clinics, laboratories and doctors disaccredited by Sistel and (vi) review of the accounting distribution of shareholders´ equity. Company Management, based on the opinion of its legal counsel, assessed this suit as a possible risk, and the respective amount involved is estimated to be R$192,718. Based on the risk classification, no reserve was recorded.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued) March 31, 2007 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

21.	Provisions for Contingencies (Continued)

21.3.	Civil Contingencies and reserves (Continued)

-

On June 9, 2000, WCR do Brasil Serviços Ltda. filed a collection suit against the Company, in which it claims the supposed difference between amounts received by Telesp related to use of the “0900 Service” and the amounts which were transferred to WCR. The updated amount claimed in the suit is R$62,112. On October 1, 2004, a ruling was handed down by the 13th Civil Court of São Paulo - Capital, whereby the claim was judged valid. On December 14, 2004, an appeal was lodged against this ruling, which was distributed to the 26th Panel of Judges of the Capital. On May 26, 2006, a ruling was handed down on the appeal considering it to be partially valid, maintaining the text of the decision. This case involves a probable unfavorable outcome, as such, a reserve was set up.

22. Other Liabilities

	Parent Company		Consolidated

	Mar/2007	Dec/2006	Mar/2007	Dec/2006

Consignments on behalf of third parties	165,450	179,481	158,622	169,792
Collateral for deposits	1,856	1,858	1,856	1,858
Amounts charged to users	96,676	107,903	86,046	96,025
Retentions	65,572	68,501	69,368	70,684
Other	1,346	1,219	1,352	1,225

Advances from customers	43,575	55,388	43,575	55,388
Amounts to be refunded to subscribers	39,442	60,731	40,328	61,667
Concession renewal fee (*)	152,222	121,684	152,222	121,684
Accounts payable – sale of share fractions (**)	115,225	115,585	115,225	115,585
Other	52,032	49,525	59,229	58,215

Total	567,946	582,394	569,201	582,331

Current	525,708	542,020	520,572	535,652
Noncurrent	42,238	40,374	48,629	46,679

(*)	The total concession renewal fee amount due was paid on April 30, 2007. Under the accrual basis of accounting, said amount refers to the period up to March 2007.

(**)	Amounts resulting from the auction of share fractions after the reverse split process in 2005, and TDBH acquisition process in 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued) March 31, 2007 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

23. Shareholder’s Equity

Capital

Capital as of March 31, 2007 and December 31, 2006 is R$6,575,198. Subscribed and paid-up capital is represented by shares without par value, as follows:

	Mar/2007	Dec/2006

Common shares	168,819,870	168,819,870
Preferred shares	337,417,402	337,417,402

Total	506,237,272	506,237,272

Common treasury share	(210,578)	(210,578)
Preferred treasury share	(185,213)	(185,213)

Total	(395,791)	(395,791)

Outstanding shares
Common shares	168,609,292	168,609,292
Preferred shares	337,232,189	337,232,189

Total	505,841,481	505,841,481

Book value per outstanding share in R$	20.75	20.98

Preferred shares are nonvoting but have priority in the reimbursement of capital and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s bylaws and clause II, paragraph 1, article 17, of Law No. 6404/76, with wording of Law No. 10303/01.

Dividends and interest on shareholders´ equity

On March 29, 2007, the General Shareholders’ Meeting approved the distribution of dividends based on the accumulated earnings as of December 31, 2006, in the amount of R$705,631.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued) March 31, 2007 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

23.	Shareholder’s Equity (Continued)

The proposed interest on shareholders’ equity was determined as follows:

	Types of shares

	Common	Preferred

Amounts in R$ per share	1.307779	1.438557

This dividend was granted to common and preferred shareholders registered as so in the Company’s shareholders registry book by the end of the day March 29, 2007. After that date, the shares were considered ex-dividends. The payment of this dividend will start on May 28, 2007.

24.	Net Operating Revenue

		Parent Company		Consolidated

		Mar/2007	Mar/2006	Mar/2007	Mar/2006

	Subscription	1,448,255	1,411,733	1,448,255	1,411,733
	Activation	24,920	26,274	24,920	26,274
	Local service	775,651	800,715	813,927	811,379

	Domestic long distance	759,594	776,523	786,631	788,453

	Intraregional	537,957	528,653	556,979	537,226
	Interregional	221,637	247,870	229,652	251,227

	International long distance	34,233	39,972	43,456	41,843
	Network	967,146	1,070,297	1,009,282	1,086,365
	Use of network	103,093	136,707	103,093	136,707
	Public telephones	136,066	121,827	136,066	121,827
	Business communication	627,968	381,071	690,566	381,242
	Assignment of means	83,260	99,098	75,646	99,098
	Other	147,520	148,871	208,962	206,016

	Gross operating revenue	5,107,706	5,013,088	5,340,804	5,110,937

	Taxes on gross revenue	(1,562,427)	(1,460,018)	(1,634,244)	(1,493,114)

	ICMS (State VAT)	(1,142,634)	(1,143,597)	(1,187,034)	(1,166,260)
	PIS and COFINS (taxes on revenue)	(187,231)	(187,073)	(202,782)	(195,411)
	ISS (municipal service tax)	(7,539)	(6,817)	(10,419)	(7,855)
	Discounts	(225,023)	(122,531)	(234,009)	(123,588)

	Net operating revenue	3,545,279	3,553,070	3,706,560	3,617,823

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued) March 31, 2007 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

24.	Net Operating Revenue (Continued)

Tariff adjustments affecting recorded revenue

On July 10 and 14, 2006, through Official Announcements No. 59,517 and 59,665, ANATEL approved tariff adjustment percentages for fixed-switch telephone service (STFC), based on the criteria established in the local and domestic long-distance concession agreements, effective July 14, 2006 for the Basic Local Plan, and July 20, 2006 for the Basic Domestic Long-Distance Plan. Average decreases were as follows:

Basic Local Plan: (-0.38%)

Basic Domestic Long-Distance Plan: (-2.73%)

Beginning January 1, 2007 and 2006, the new interconnection rules became effective, pursuant to the renewal of the Concession Agreements for the Basic Local Plan and for the Basic Domestic Long-Distance Plan, as follows:

beginning January 1, 2006, the local network tariff (TU-RL) is limited to 50% of the local minute.

beginning January 1, 2007, the local network tariff (TU-RL) is limited to 40% of the local minute.

25.	Cost of Services Provided

	Parent Company		Consolidated

	Mar/2007	Mar/2006	Mar/2007	Mar/2006

Depreciation and amortization	(569,370)	(585,308)	(580,783)	(589,345)
Personnel	(41,513)	(60,890)	(53,179)	(62,911)
Materials	(8,089)	(8,926)	(8,678)	(9,063)
Network interconnection	(889,328)	(900,059)	(902,530)	(901,621)
Outside services	(269,318)	(285,416)	(305,677)	(297,355)
Other	(90,212)	(91,750)	(117,078)	(93,885)

Total	(1,867,830)	(1,932,349)	(1,967,925)	(1,954,180)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)
March 31, 2007
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

26. Selling Expenses

	Parent Company		Consolidated

	Mar/2007	Mar/2006	Mar/2007	Mar/2006

Depreciation and amortization	(4,367)	(3,075)	(4,415)	(3,096)
Personnel	(78,827)	(69,420)	(82,933)	(71,656)
Materials	(22,381)	(21,432)	(22,428)	(21,469)
Outside services	(281,371)	(247,180)	(288,953)	(255,793)
Allowance for doubtful accounts	(136,672)	(100,674)	(138,379)	(104,814)
Other	(6,124)	(12,965)	(6,439)	(13,370)

Total	(529,742)	(454,746)	(543,547)	(470,198)

27. General and Administrative Expenses

	Parent Company		Consolidated

	Mar/2007	Mar/2006	Mar/2007	Mar/2006

Depreciation and amortization	(66,008)	(66,500)	(69,296)	(70,344)
Personnel	(82,471)	(63,947)	(93,663)	(68,767)
Materials	(3,370)	(1,314)	(3,578)	(1,429)
Outside services	(98,333)	(91,402)	(102,836)	(94,437)
Other	(10,939)	(3,875)	(13,560)	(4,294)

Total	(261,121)	(227,038)	(282,933)	(239,271)

28. Financial Expenses, Net

	Parent Company		Consolidated

	Mar/2007	Mar/2006	Mar/2007	Mar/2006

Financial income	116,541	197,376	120,516	197,237

Income from temporary cash
Investments	4,752	28,550	7,349	29,297
Gains on derivative
transactions	62,375	65,093	62,375	65,093
Interest	10,295	15,711	11,422	14,628
Monetary/exchange variations	37,905	86,636	37,966	86,638
Other	1,214	1,386	1,404	1,581

Financial expenses	(202,669)	(283,819)	(206,278)	(284,915)

Interest on capital	(79,083)	(101,522)	(81,479)	(102,241)
Losses on derivative transactions	(103,180)	(150,048)	(103,233)	(150,048)
Expenses on financial
transactions	(20,385)	(17,852)	(21,486)	(18,218)
Monetary/exchange variations	(21)	(14,397)	(80)	(14,408)

Total	(86,128)	(86,443)	(85,762)	(87,678)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)
March 31, 2007
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

29. Other Operating Expenses, Net

	Parent Company			Consolidated

	Mar/2007	Mar/2006	Mar/2007		Mar/2006

Income	117,225	105,018		119,038	107,799

Technical and administrative
services	12,739	13,955		11,858	13,084
Amortization of Goodwill -
Companhia AIX de Participações	2,184	,00-		2,184	,00-
Income from supplies	14,560	5,249		14,560	5,249
Dividends	,00-	,029		,00-	,029
Fines on telecommunication
services	29,961	28,192		31,511	28,192
Recovered expenses	20,426	34,952		21,757	38,337
Reversal of reserve for
contingencies	24,884	5,860		24,969	6,151
Other	12,471	16,781		12,199	16,757

Expenses	(112,676)	(100,692)		(124,046)	(101,693)

Write-offs and adjustments to
realizable value of supplies	(1,025)	(732)		(1,013)	(731)
Goodwill amortization	(16,540)	(2,920)		(16,540)	(2,920)
Donations and sponsorships	(3,567)	(3,460)		(3,577)	(3,460)
Taxes (except IR and CSLL)	(63,323)	(61,623)		(69,194)	(61,423)
Labor, tax and civil reserves	(22,875)	(24,655)		(25,407)	(24,662)
Other	(5,346)	(7,302)		(8,315)	(8,497)

Total	4,549	4,326		(5,008)	6,106

30. Non Operating Income, Net

		Parent Company		Consolidated

	Mar/2007	Mar/2006 Mar/2007			Mar/2006

Income	150,178	11,626		150,454	11,688

Proceeds from sale of property, plant and
equipment and investments (*)	136,608		2,746	136,644	2,747
Unidentified revenue	11,770		6,488	11,770	6,502
Fines	1,800		2,392	2,040	2,439

Expenses	(49,167)	(5,721)		(49,167)	(5,772)

Cost of sale of property, plant and equipment
and investments (*)	(49,131)	(5,721)		(49,131)	(5,772)
Other	(36)		,00-	(36)	,00-

Total	101,011		5,905	101,287	5,916

(*) Refers mainly to the sale of the property situated in Barra Funda, São Paulo -SP, as mentioned in Note 9. The book value written down in March 2007 was R$46,044.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued) March 31, 2007 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

31. Income and Social Contribution Taxes

The Company recognizes income and social contribution taxes monthly on accrual basis and pays the taxes on an estimated basis, in accordance with the trial balance for suspension or reduction. The taxes calculated on income as of the date of the financial statements are recorded in liabilities or assets, as applicable. Prepayments of income and social contribution taxes are recorded as deferred and recoverable taxes.

Reconciliation of tax expenses and standard rates

Reconciliation of the reported tax charges and the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) in March 31 2007 and 2006 is shown in the table below:

	Parent Company		Consolidated

	Mar/2007	Mar/2006	Mar/2007	Mar/2006

Income before taxes	909,153	872,551	921,131	875,802

Social contribution tax
Social contribution tax expense	(81,824)	(78,530)	(82,902)	(78,822)
Permanent differences:
Equity pick-up	,282	884	(139)	(244)
Nondeductible expenses, gifts, incentives and
dividends received	(2,875)	2,022	(4,648)	2,579

Social contribution tax expense in the statement
of income	(84,417)	(75,624)	(87,689)	(76,487)

Income tax
Income tax expense	(227,288)	(218,138)	(230,283)	(218,951)
Permanent differences:
Equity pick-up	,784	2,456	(385)	(679)
Nondeductible expenses, gifts, incentives and
dividends received	(5,405)	5,621	(9,947)	7,181

Other
Incentives (cultural, food and transportation)	,00-	135	,00-	,135

Income tax expense in the statement of income	(231,909)	(209,926)	(240,615)	(212,314)

Total (income tax + social contribution tax)	(316,326)	(285,550)	(328,304)	(288,801)

The breakdown of deferred income and social contribution taxes, assets and liabilities, on temporary differences is shown in Notes 6 and 18, respectively.

The current portion of income and social contribution taxes in consolidated corresponds to R$321,327 at March 31, 2007(R$288,801 in the same period of 2006).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)
March 31, 2007
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

32. Related Party Transactions

Significant balances with related parties are as follows:

	Consolidated

	Mar/2007	Dec/2006

ASSETS
Current assets	229,886	223,357

Trade accounts receivable	168,190	163,001
Other recoverable amounts	2,438	3,250
Other assets	59,258	57,106

Noncurrent assets	10,799	13,948

Intercompany receivables	10,799	13,948

Total assets	240,685	237,305

LIABILITIES
Current liabilities	1,007,723	402,804

Trade accounts payable	270,214	289,151
Interest on shareholders´ equity and dividends (See Note 20)	711,421	89,850
Loans with related parties	1,082	1,041
Intercompany payables	25,006	22,762

Noncurrent liabilities	2,572	2,732

Intercompany payables	2,572	2,732

Total liabilities	1,010,295	405,536

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued)
March 31, 2007
(In thousands of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

32. Related Party Transactions (Continued)

	Consolidated

	Mar/2007	Dec/2006

STATEMENT OF INCOME
Revenue	85,539	99,758

Telecommunications services	75,531	89,143
Financial income	-	,017
Other operating revenue	10,008	10,598

Costs and expenses	(563,676)	(604,786)

Cost of services provided	(441,061)	(473,721)
Selling	(97,751)	(102,101)
General and administrative	(24,864)	(28,964)

Trade accounts receivable include receivables for telecommunications services, namely Vivo S.A., Atento Brasil S.A., Terra Networks Brasil S.A. and Telefónica de España S.A., particularly for long-distance services.

Other recoverable amounts in current assets refer principally to advances to Telefônica Gestão de Serviços Empresariais do Brasil Ltda.

Other assets in current and noncurrent assets comprise credits from Telefónica Internacional S.A., Telefônica Serviços Empresariais do Brasil Ltda., Atento Brasil S.A., Telefônica Data do Brasil Ltda, Vivo S.A. and other group companies, corresponding to services rendered, advisory fees, expenses with salaries and other expenses paid by the Company to be refunded by the related companies.

Trade accounts payable include services provided primarily by Atento Brasil S.A., Vivo S.A., TIWS Brasil, Terra Networks Brasil S.A., Telefônica Pesquisa e Desenvolvimento do Brasil Ltda. and Telefónica de España S.A. We also highlight the rendering of administrative services in the accounting, financial, human resources, property, logistics and IT areas payable to Telefônica Serviços Empresariais do Brasil Ltda.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued) March 31, 2007 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

32.	Related Party Transactions (Continued)

Revenue from telecommunications services comprises mainly billings to Vivo S.A., Terra Networks Brasil S.A. and Atento Brasil S.A.

Other operating revenues are basically from network infrastructure leased to Vivo S.A.

Cost of services provided refers mainly to interconnection and traffic services (mobile terminal) expenses, provided by Vivo S.A. and its subsidiary, call center management services provided by Atento Brasil S.A.

Selling expenses refer mainly to marketing services by Atento Brasil S.A., and commissions paid to cellular telephone operators with Vivo S.A.

General and administrative expenses refer to administrative management services provided by Telefônica Serviços Empresariais do Brasil Ltda., and management and technical services payable to Telefónica Internacional S.A.

33.	Post Retirement Benefit Plans

Telesp individually sponsors a defined benefit retirement plan (PBS Telesp Plan), which covers approximately 0.81% of the Company’s employees. In addition to the supplemental pension benefit, a multiemployer health care plan (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions to the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is 6.93% of payroll of employees covered by the plan, of which 5.43% is allocated to fund the PBS Telesp Plan and 1.5% to the PAMA Plan.

The Company maintains the same post retirement benefit plans informed on the last financial statements.

In the first quarter of 2007, the Company made contributions to PBS Telesp Plan, in the amount of R$13 (R$14 in the same period of 2006), and to Visão Telesp Plan, in the amount of R$6,136 (R$5,681 in the same period of 2006).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued) March 31, 2007 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

33.	Post-Retirement Benefit Plans (Continued)

A. Telecom individually sponsors a defined contribution plan similar to that of Telesp, the Visão A. Telecom Benefit Plan, which covers about 26% of its employees. A. Telecom total contributions to this plan for the first quarter in 2007 amounted to R$159 (R$78 in 2006).

Telefonica Empresas S.A. individually sponsors a defined contribution plan similar to that of the Company, the Visão Telefônica Empresas Benefit Plan. Total contributions to this plan for the first quarterly in 2007 amounted to R$204 (R$824 in 2006).

The actuarial valuation of the plans was made in December 2006 and 2005 based on the employees’ data as of September 2006 and November 2005, respectively, and the projected unit credit method was adopted. Actuarial gains or losses for each year were immediately recognized in each of the periods. The plans assets relate to November 30, 2006 and 2005. For multiemployer plans (PAMA and PBS-A), apportionment of the plan assets was made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities.

Below is the actuarial deficit recorded as of March 31, 2007 and December 31, 2006 regarding the following post retirement plans:

Plan	Mar/2007	Dec/2006

CTB	23,896	23,326
PAMA	52,872	51,604
Total Company	76,768	74,930
Liabilities - Visão Assist	93	93

Total Consolidated	76,861	75,023

Other plans sponsored by the Company and its subsidiaries recording surplus (PBS-A, PBS Telesp, Visão Telesp and Visão Telefônica Empresas) are not registered in accounting and the last actuarial valuation occurred in December 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued) March 31, 2007 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

33.	Post-Retirement Benefit Plans (Continued)

Shown below are expenses estimated for 2007 as per actuaries’ report:

	PBS /Visão		Visão –	Visão –
	Telesp/CTB	PAMA	Assist	TEmpresas

Current service cost	3,349	-	86	248
Interest cost	11,472	11,159	45	98
Expected return on plan assets	(15,323)	(6,087)	(45)	(604)
Employees’ contributions	(191)	-	(1)	(20)

Total expenses for 2007	(693)	5,072	85	(278)

34. Insurance (unaudited)

The policy of the Company and its subsidiaries, as well as that of the Telefónica Group, includes the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment, following Telefónica S.A.’s corporate program guidelines. In this context, Telecomunicações de São Paulo S.A. – Telesp complies with the Brazilian legislation for contracting insurance coverage.

Below are listed the main insurance coverage contracted by the Company:

Type	Insurance Coverage

Operating risks (with loss of profits)	US$7,725,527 thousand
Optional third-party liability - vehicles	R$1,000
ANATEL guarantee insurance	R$9,779.8

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued) March 31, 2007 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

35. Financial Instruments

Carrying and fair values of financial instruments as of March 31, 2007 and December 31, 2006 are as follows:

		Consolidated

	Mar/2007		Dec/2006

	Carrying	Fair	Carrying	Fair
	value	value	value	value

Loans and financing	(2,057,279)	(2,050,370)	(2,338,158)	(2,334,184)
Derivatives	(315,055)	(288,192)	(316,318)	(278,957)
Cash and cash equivalents	478,364	478,364	213,036	213,036

	(1,893,970)	(1,860,198)	(2,441,440)	(2,400,105)

The valuation methodology used to determine the fair value of loans, financing and derivative instruments (currency and interest rate swap) was the discounted cash flow method, considering expected settlement or realization of liabilities and assets, at market rates prevailing on the balance sheet date

The Company has an interest of 0.94%, Portugal Telecom, carried at cost. The investment, at market value, is based on the last quotation of March 2007 on the Lisbon Stock Exchange for Portugal Telecom, equivalent to €10,03 (€9,84 at December 31, 2006):

			Consolidated

		Mar/2007		Dec/2006

		Carrying	Fair	Carrying	Fair
		value	value	value	value

Portugal Telecom – direct investment		75,362	219,613	75,362	221,850
Portugal Telecom –	indirect
investment through	Aliança
Atlântica		53,701	73,204	55,296	73,950

		129,063	292,817	130,658	295,800

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued) March 31, 2007 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

35.	Financial Instruments (Continued)

The principal market risk factors that affect the Company’s business are detailed below:

	a)	Exchange rate risk

As of March 31, 2007, 26.28% (35.18% as of December 31, 2006) of the debt was denominated in foreign currency (U.S. dollar and yen), 99.92% (99.88% as of December 31, 2006) of this debt was covered by asset positions on currency hedge transactions (swaps for CDI). As of March 31, 2007, transactions with derivatives generated a consolidated negative result of R$41,387, which was partially offset against exchange gains on debts, in the amount of R$24,954. As of March 31, 2007, the Company recorded a liability of R$315,055 to reflect the net position of derivatives as of that date.

The carrying and fair values of the Company’s net excess (exposure) to the exchange rate risk as of March 31, 2007 and December 31, 2006 are as follows:

		Consolidated

	Mar/2007		Dec/2006

	Carrying	Fair	Carrying	Fair
	value	value	value	value

Liabilities
Loans and financing	540,657	532,484	822,603	816,608
Purchase commitments	74,193	74,193	65,855	65,855

Asset position on swaps	540,231	537,813	821,625	822,113

Net excess (exposure)	(74,619)	(68,864)	(66,833)	(60,350)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued) March 31, 2007 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

35.	Financial Instruments (Continued)

	b)	Interest rate risk

To hedge against the currency and external variable interest rate (Libor) risk on these foreign currency debts, the Company has hedge transactions in order to peg these debts to local currency, at floating rates indexed to the CDI (interbank deposit rate), in a way that the Company’s indebtedness is affected by CDI fluctuations. The balance of loans and financing also includes debentures issued in 2004 bearing CDI-based interest of R$1,515,540 (R$1,514,514 as of December 31, 2006), as described in Note 17.

The Company invests its cash surplus (temporary cash investments) of R$457,340 (R$173,165 as of December 31, 2006) mainly in short-term instruments, based on the CDI variation, which also reduces the exposure to said risk. The carrying values of these instruments approximate their corresponding fair values, since they may be redeemed in the short term.

As of March 31, 2007, the Company had swap transactions – CDI vs. fixed rate, to partially hedge against fluctuations in internal interest rates. These hedging transactions, with a contracted principal of R$578,032, generated a net consolidated positive result of R$529 over the year, and this temporary gain was recorded in the statement of income.

	c)	Debt acceleration risk

As of March 31, 2007, the Company’s loan and financing agreements contain restrictive covenants, typically applicable to such agreements, relating to cash generation, indebtedness ratios and other. These restrictive covenants have been met by the Company and have not restricted the Company’s ability to conduct its normal course of business.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued) March 31, 2007 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

35.	Financial Instruments (Continued)

	d)	Credit risk

As of March 31, 2007, the Company’s consolidated customer portfolio had no subscribers whose receivables were individually higher than 1% of the total trade accounts receivable.

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by dispersing it among top-tier financial institutions.

36.	Additional Information

On October 27, 2006, Decree No. 47,817 was published in the Official Gazette of the Municipality of São Paulo, regulating Law No. 14,023/05, which establishes that all aerial cabling in the city of São Paulo be buried and to comply with the Law. The Company is analyzing the effects of the referred to regulation in order to study its impacts.

37.	Subsequent Events

On April 19, 2007, the Company published a notice to shareholders regarding the distribution of interest on shareholders’ equity for fiscal year 2007, approved by the Board of Directors, “ad referendum” of the General Shareholders’ Meeting:

Interest on shareholders’ equity – fiscal year 2007

The Company declared interest on shareholders’ equity in the amount of R$221,000 (two hundred twenty-one million reais), which, less withholding income tax at a rate of 15%, results in net interest of R$187,850 (one hundred eighty-seven million, eight hundred fifty thousand reais), according to article 9 of Law No. 9249/95, and CVM Resolution No. 207/96.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO QUARTERLY INFORMATION (Continued) March 31, 2007 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

37. Subsequent Events (Continued)

	Immune or exempt	Withholding	Taxed legal entities
	legal entities	income tax	and individuals
Value per share (R$)	(gross amount)	(15%)	(net amount)

Common shares	0.409589	0.061438	0.348151
Preferred shares (*)	0.450548	0.067582	0.382966

(*) 10% higher than the dividend granted to each common shareholder, in accordance with article 7 of the Company’s bylaws.

Corresponding credit of interest on shareholders’ equity was stated in the Company’s accounting records as of April 30, 2007, on an individual basis to each holder of common and preferred shares based on their position of shares held at the end of April 30, 2007. The payment of such interest on shareholders’ equity will start on May 28, 2007.

As provided for in article 28 of the Company’s by laws, interest on shareholders’ equity may be included in mandatory minimum dividends for fiscal year 2007. Immune or tax-exempt shareholders will receive this interest at gross amount, as per prevailing legislation, upon evidence of such condition provided through May 11, 2007, according to the notice to shareholders published on April 19, 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE March 31, 2007 (In millions of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

Management Comments on Consolidated Performance

			Variation

	Mar/07	Mar/06%		R$

Gross Operating Revenue	5,340.8	5,110.9	4.5	229.9
Net Operating Revenue	3,706.6	3,617.8	2.5	88.8
Cost of Services Provided	(1,967.9)	(1,954.2)	0.7	(13.7)
Financial Expenses, net	(85.8)	(87.7)	(2.2)	1.9
Operating Expenses, net	(833.1)	(706.0)	18.0	(127.1)
Operating Income	819.8	869.9	(5.8)	(50.1)
Net Income for the Period	592.8	587.0	1.0	5.8

1.

Accumulated net operating revenue through to March 2007 amounted to R$3,706.6 million, which as compared to revenue for the same prior year period of R$3,617.8 million represented an increase of R$88.8 million or up 2.5%, mainly due to the increase in revenue from data communication due to merger with Telefônica Empresas S.A., the increase in Speedy service and the increase in the number of alternative plans in the period. This effect was partially offset by the decrease in revenue from network use due to the new interconnection rules in force as from January 1, 2007 under which TU-RL started to be limited to 40% of the amount of tariff for local minute, which represents a 20.0% decrease in relation to tariff in Dec/2006. In addition, there was decrease in inter-network revenue due to the increase in the anti-fraud initiatives and higher discounts granted by Speedy service through Duo packs.

2.

The cost of services provided increased by R$13.7 or 0.7%, mainly due to “Personnel expenses” due to the salary raise in September/06, the increase in headcount due to the migration of employees from subsidiary Telefônica Empresas S.A. and the Voluntary Resignation Incentive Program (PDI) conducted in February/07, as well as due to “Materials” in connection with Detecta promotion (call identification service), under which new subscribers receive the device free of charge, and increased expenses with plant maintenance and “outsourced services” mainly due to the increase in expenses with customer services and the increase in private terminal maintenance.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued) March 31, 2007 (In millions of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

3.	Financial expenses improved by R$1.9 million mainly due to the decrease in CDI interest, despite the increased average net indebtedness.

A. Financial expenses, net			Variation

Annual Comparison – R$	Mar/07	Mar/06%		R$

Income from financial operations	7.8	30.3	(74.2)	(22.5)
Loss on hedge operations	(40.9)	(85.0)	(51.9)	44.1
CPMF	(20.5)	(17.6)	16.5	(2.9)
Interest receivable	11.4	14.6	(21.9)	(3.2)
Interest payable	(81.5)	(102.2)	(20.2)	20.7
Monetary/foreign exchange
variation	37.9	72.2	(47.5)	(34.3)

Financial expenses, net	(85.8)	(87.7)	(2.2)	1.9

4.

Operating income was down 5.8% as compared to same prior year period. This result is mainly due to the increase in operating expenses in the quarter, mainly in expenses with personnel, materials and outsourced services, in addition to the decrease in revenue from network use and inter-network revenue, partially offset by the increase in data communication revenues due to merger with Telefônica Empresas S.A.

5.	Physical data (*)

Evolution of main physical data:

	Unit	Mar/07	Mar/06	Variation %

Installed lines	Line	14,439,391	14,322,760	0.8
Fixed lines in service	Line	12,039,430	12,376,898	(2.7)
Local traffic
	Thousand
Pulses recorded	pulses	5,764,107	7,678,623	(24.9)
	Thousand
Exceeding pulses	pulses	3,771,366	5,220,401	(27.8)
Public telephones in service	Sets	250,252	331,414	(24.5)

(*) Not reviewed by independent auditors.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued) March 31, 2007 (In millions of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

6.	Investments

The Company submitted for the appreciation of the Board of Directors the Capital Budget for 2007, in the amount of R$1,845 million – consolidated, which was later submitted to and approved by the Common General Meeting of March 29, 2007. The source will be the funds generated by the operation.

Until March 31, 2007, the Company invested the amount of R$351.3 - consolidated, and up to March 2007, the new contracted capital commitments were as follows:

Year of Cash Outlay	Total Contracted	Total Budget

2007	489.5	557.4

	6.1	Sale of lines (*)

By the end of March 2007 there were 12,039,430 lines in service, of which 75% are residential, 15% are non-residential and 7% are commercial lines, and the remaining are lines for own use and public use telephones.

	6.2	Public Telephony (*)

The Company maintains a plant of public telephones with 250,252 units to be used by São Paulo State population and to continue observing the determinations of the regulatory agency.

(*) Not reviewed by independent auditors.

7.	Anatel

	7.1	Targets

The quality and universalization targets for the Fixed Switching Telephone Service (STFC) are available for monitoring by the population on the web page of the National Telecommunications Agency (ANATEL), www.anatel.gov.br.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued) March 31, 2007 (In millions of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

7.	Anatel (continued)

	7.2	Concession agreement

The STFC concession agreement was extended on December 22, 2005, for a period of 20 years, with the possibility of being amended on December 31, 2010, December 31, 2015 and December 31, 2020. This allows ANATEL to establish new conditions and new quality and universalization targets, considering the circumstances prevailing at the time.

8.	A. Telecom S.A.

On March 1, 2006, the Company approved merger of its wholly-owned subsidiary Santo Genovese Participações Ltda. into its other wholly-owned subsidiary A.Telecom S.A., since it believes that this merger meets shareholders’ and customers’ interests and will also increase synergies with the integration of activities into a sole company, rationalize management, simplify the administrative and shareholding structure and also offer to customers more integrated services.

This wholly-owned subsidiary of the Company has been positively contributing to results due to the significant success and continuous growth of operations related to telephone service administration in commercial buildings.

9.	Telefonica Data Brasil Holding S.A. – TDBH and Telefonica Empresas S.A.

The merger of TDBH and the partial spin-off of Telefônica Empresas S.A. to Telesp occurred in the 2nd semester of 2006 half resulted in the following benefits for the Companies and their shareholders:

(i)	Increased administrative, commercial, operating, tax and financial efficiency as regards data transmission operations carried out by Telefônica Empresas, A.Telecom and Telesp;

(ii)	Increase in shares liquidity, mainly for the shareholders of TDBH, but also for the shareholders of Telesp; and

(iii)Decrease in costs with concentration of activities of all the companies in a sole listed company, namely Telesp.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

March 31, 2007 (In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

10.	Alternative fixed telephone plans

The alternative fixed telephone plans increase profitability of Telesp’s installed capacity, customers’ fidelity and provide better services to the market segments with more adequate alternatives to have access to fixed telephones. This evidences Telesp’s commitment to the universalization of telecommunication services in the São Paulo State, which exceeds regulatory requirements, as well as to socialization of access to communication and information.

Worthy of mention is the Minute Plans, which grant progressive discounts based on the volume of minutes contracted. There are fixed-fixed, fixed-mobile and interstate long- distance calls. By the end of 2007, more than 2.7 million minute plans were sold, more than 1 million in the 1Q07 alone.

11.	Additional information

For further details about Company performance, see the “Press Release” available on the site www.telefonica.com.br.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	June 11, 2007	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director